June 28, 2013

Mr. W. John Cash
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:          Lowe’s Companies, Inc.
Form 10-K for Fiscal Year Ended February 1, 2013
Filed April 2, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 15, 2013
File No. 1-7898

Dear Mr. Cash:

Lowe’s Companies, Inc. (the “Company”) is pleased to respond to the comments of the staff of the Securities and Exchange Commission (the “Commission”) concerning the above referenced Form 10-K and Definitive Proxy Statement on Schedule 14A as set forth in your letter dated June 13, 2013.  The Company’s responses follow the order in which the staff’s comments were submitted to us in your letter.  The Company first sets forth each of your comments as numbered in your letter, and then provides the responses in italics specifically addressing each of your comments.

In connection with the Company’s response to the staff’s comments, the Company acknowledges the following:

● The Company is responsible for the adequacy and accuracy of the disclosure in its filings.
● The staff comments or changes to disclosure in response to staff comments do  not foreclose the Commission from taking any action with respect to the filing; and
● The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the information set forth herein, please contact us.

Sincerely,

/s/ Matthew V. Hollifield

Matthew V. Hollifield
Senior Vice President and Chief Accounting Officer

Comment 1

Proxy Statement for the 2013 Annual Meeting

1.     We draw your attention to comment one of our letter dated July 6, 2010.  Please indicate in future filings where total annual compensation amounts fall relative to your benchmarked levels, and to the extent amounts fall significantly above or below those targeted amounts, please discuss the reasons for such variance.  In this regard, we note that in your Pay for Performance chart on page 30, the past fiscal year is represented by two points, one of which is outside the indicated range of reasonable pay outcomes.  Please show us in your supplemental response what this additional disclosure would look like based on the total annual compensation amounts that your named executive officers earned in 2012.

Response

The Lowe’s Compensation Committee, with the assistance of Farient Advisors LLC, its compensation consultant, benchmarks named executive officer base salaries and target (not actual) annual and long-term incentive awards against the peer groups described on page 24.  Although your request seeks additional disclosure of where total annual compensation amounts earned by our named executive officers in 2012 fall relative to the benchmarked levels, the Compensation Committee did not consider that type of analysis in making its compensation decisions.  For this reason, we believe it is more meaningful to present our compensation benchmarking data compared to actual base salary and target incentive values, as reviewed by our Compensation Committee for use in making executive compensation decisions.

In future filings we will indicate where the base salaries and the target annual and long-term incentive compensation awards fall relative to the benchmarked level.  To the extent the base salaries and target incentive awards fall significantly above or below the benchmarked levels, we will discuss the reasons for the variance.  The following is an example of what this additional disclosure would look like based on the compensation benchmarking report for the Compensation Committee’s 2012 compensation decisions.  This additional disclosure would replace the second paragraph of the “Compensation Benchmarking and Peer Group” section on page 24.

Farient presented to the Committee a thorough compensation benchmarking report based on the two peer groups described above.  The report concluded that base salaries for Lowe’s executives, including the Chief Executive Officer, were below median, continuing to reflect the Company’s emphasis on performance-based pay over fixed compensation.  The report also concluded that the target award levels under the Lowe’s annual and long-term incentive plans provided Lowe’s executives the opportunity to earn total direct compensation (i.e., the sum of base salary and annual and long-term incentive awards) that was nearer to the market median.  The Committee noted that the Chief Executive Officer’s target total direct compensation was marginally above median due to his target annual and long-term incentive award levels.  The Committee believes the Chief Executive Officer’s target total direct compensation is appropriate because the Company must perform at a high level in order for him to earn the target compensation amount.

The following chart summarizes the results of the benchmarking report used for the Committee’s 2012 compensation actions described beginning on page 27 and Lowe’s pay positioning versus the market median:

	Lowe’s Pay Positioning v. Market Median
	Base Salary	Target Annual Incentive Award	Target Long-Term Incentive Award	Target Total Direct Compensation
Chief Executive Officer	-10%	+25%	+17%	+14%
All Other Named Executives	-8%	-3%	+12%	+3%

The Pay for Performance chart on page 30 does not reflect the results of any additional compensation benchmarking.  Instead, the chart is intended to show whether the sum of the actual base salary, actual annual incentive awards and performance-adjusted long-term incentive awards earned by Lowe’s Chief Executive

Officer over rolling three-year periods is reasonably aligned with (i) Lowe’s total shareholder return over those same periods and (ii) the same pay for performance comparison for Lowe’s peer group companies.

We acknowledge that one of the two points for 2012 indicates that Lowe’s Chief Executive Officer compensation was significantly below Farient’s indicated range of reasonable outcomes, referred to as the Alignment Zone.  The  reason the point fell outside the range is because, unlike all the other points in the Pay for Performance Alignment chart, it was based solely on 2012 total compensation, and not performance over a rolling three-year period.  The point appears below the Alignment Zone because the 2012 short-term incentive award was below target even though the market value of Lowe’s common stock increased 41.8%, and no long-term performance shares were scheduled to vest in 2012.  Upon further reflection, we think the inclusion of the one-year point in the chart is potentially confusing because the chart is intended to measure the alignment of pay and performance over a longer time period and all of the other points reflect three year rolling periods.  For this reason, we would not include the one year point in future filings and show only one point for each three year rolling period.  We will include in future filings a discussion of the reasons any of the points fall significantly outside the range of reasonable outcomes.

Comment 2

Executive Officer Compensation, page 20
2012 Stock Awards, page 28

2.     In future filings, please present the rationale underlying the mix of long-term compensation.  Please see Item 402(b)(2)(iii) of Regulation S-K.

Response

In  future filings we will present the rationale underlying the mix of each form of long-term compensation award in accordance with Item 402(b)(2)(iii) of Regulation S-K.